OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Sun Oil & Gas, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

86681U207

(CUSIP Number)

Hanzhong Fang
14/F, People Tower, Shennan Road
Shenzhen, P.R. China 518000
86-755 83920349

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 17, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 86681U207

1.	Name of Reporting Person: Hanzhong Fang		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: China

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 21,582,415 shares of common stock

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 21,582,415 shares of common stock

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,582,415

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 66.9%

14.	Type of Reporting Person (See Instructions): IN

2

Item 1. Security and Issuer
     The class of equity securities to which this Schedule 13D relates is the common stock of Sun Oil & Gas, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 555 Burrard St., Suite 900, Vancouver BC, Canada, V7X 1M8.
Item 2. Identity and Background
     This Schedule 13D is being filed by Hanzhong Fang. Mr. Fang’s residence address is 14/F, People Tower, Shennan Road, Shenzhen, P.R. China 518000. Mr. Fang is a citizen of China. Mr. Fang has no present occupation or employment.
     During the last five years, Mr. Fang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.
Item 3. Source and Amount of Funds or Other Consideration
     Mr. Fang purchased 21,582,415 shares of common stock of the Issuer for an aggregate of $540,000, using his personal funds.
Item 4. Purpose of Transaction
     On October 17, 2005, the Issuer entered into a stock purchase agreement (the “Stock Purchase Agreement”) with EH&P Investments AG, John D. Swain, Fred Holcapek, PH Holding Group, Ma Cheng Ji, Zhou Wei, Zeng Xiu Lan, Gu Xiao Dong, Jacksonville Management Ltd., Colin Wilson, Alliance Capital Management, Inc., Mr. Fang and China US Bridge Capital Ltd.
     Pursuant to the terms and conditions of the Stock Purchase Agreement, Mr. Fang and China US Bridge Capital Ltd. (together, the “Buyers”) acquired from EH&P Investments AG, John D. Swain, Fred Holcapek, PH Holding Group, Ma Cheng Ji, Zhou Wei, Zeng Xiu Lan, Gu Xiao Dong, Jacksonville Management Ltd., Colin Wilson and Alliance Capital Management, Inc. (collectively, the “Sellers”) approximately 74.3% of the issued and outstanding shares of common stock of the Issuer (the “Transaction”). The Buyers entered into the Transaction in order to acquire a majority of the issued and outstanding shares of the common stock of the Issuer.
     Immediately prior to the closing of the Transaction, Peter G. Wilson served as the sole member of the board of directors of the Registrant (the “Board of Directors”). Pursuant to the terms and conditions set forth in the Stock Purchase Agreement, immediately following the closing of the Transaction, (1) the Buyers’ nominee, Zhenggang Wang, was appointed to the Board of Directors, (2) Peter G. Wilson tendered an undated resignation from the Board of Directors, with the understanding that such resignation would be accepted at a future date, to be determined by the Buyers, after the closing of the Transaction, and (3) the parties agreed to appoint the Buyers’ nominee, Jimei Liu, to the Board of Directors at a future date to be determined by the Buyers. Also, pursuant to the terms and conditions set forth in the Stock

Purchase Agreement, immediately following the closing of the Transaction on October 17, 2005, the Issuer appointed (1) Zhenggang Wang as its Chairman and Chief Executive Officer and (2) Jian Liu as its Chief Financial Officer.
     In addition, in the near future, Buyers may cause the Issuer to (1) enter into a “reverse merger” with another company whereby the Issuer would be the surviving company, (2) change the Issuer’s name and fiscal year end, and (3) effect a reverse stock split of the common stock of the Issuer.
Item 5. Interest in Securities of the Issuer

(a)	Mr. Fang owns 21,582,415 shares of common stock of the Issuer (constituting 66.9% of the Issuer’s issued and outstanding common stock), acquired on October 17, 2005 pursuant to the Stock Purchase Agreement. In connection with the Stock Purchase Agreement, Mr. Fang may be deemed to have acted with China US Bridge Capital Ltd. as a group to acquire shares of the common stock of the Issuer and as a result, Mr. Fang may be deemed to have “beneficial ownership” of the 2,398,046 shares of common stock of the Issuer (representing 7.4% of the Issuer’s issued and outstanding common stock) acquired by China US Bridge Capital Ltd. on October 17, 2005. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Mr. Fang disclaims beneficial ownership of such shares.

(b)	Mr. Fang has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 21,582,415 shares of common stock of the Issuer that he owns.

(c)	Transactions in the securities effected during the past sixty days: None, other than the transactions described in Item 4 of this Schedule 13D.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by Mr. Fang.

(e)	The date on which Mr. Fang ceased to be beneficial owner of more than five percent of the class of securities: Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     See Item 4 of this Schedule 13D for a description of the contracts and arrangements between Mr. Fang and others with respect to the common stock of the Issuer.
Item 7. Material to Be Filed as Exhibits
     Exhibit A – Stock Purchase Agreement

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated October 26, 2005	/s/ Hanzhong Fang Hanzhong Fang